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EXHIBIT 12.1

        STATEMENT REGARDING COMPUTATION OF RATIOS

Lone Star Technologies, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In Thousands Except Ratios)

	For the Fiscal Year Ended December 31,					For the Six Months Ended June 30,
	1997	1998	1999	2000	2001	2001	2002
FIXED CHARGES
Interest Expense	$6,600	$4,000	$4,600	$14,400	$12,800	$6,200	$6,400
Capitalized Interest and Other Debt Related Costs	153	808	556	700	1,500	700	1,300
Interest Element of Rentals	1,300	1,200	1,200	1,300	1,500	700	700
Total Fixed Charges	$8,053	$6,008	$6,356	$16,400	$15,800	$7,600	$8,500
EARNINGS AVAILABLE TO COVER FIXED CHARGES
Net Income	$53,700	$(24,900)	$(5,500)	$38,600	$16,400	$29,700	$(8,300)
Add (deduct):
Extraordinary Items	(900)	(7,400)	—	—	600	—	—
Discontinued Operations	(12,400)	—	—	—	—	—	—
Income Taxes	900	—	—	1,800	800	900	(700)
Fixed Charges Excluding Capitalized Interest	8,053	6,008	6,356	16,200	15,100	7,300	8,000
Total Earnings Available to Cover Fixed Charges	$49,353	$(26,292)	$856	$56,600	$32,900	$37,900	$(1,000)
RATIO OF EARNINGS TO FIXED CHARGES	6.13	(4.38)	0.13	3.45	2.08	4.99	(0.12)

        Historical earnings were inadequate to cover fixed charges by $32.3 million in the fiscal year ended 1998 and by $9.5 million for the first six months of 2002.

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EXHIBIT 12.1